UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Mirenco, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

604697102 (CUSIP Number)

June 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate item to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1.	Names of Reporting Persons and IRS Identifying Number Janet C. Glace, an Individual 24374 W Ave. Eldora, IA 50627 ###-##-####
2.	Not Applicable
3.	SEC Use
4.	Citizenship United States Citizen

5. Sole Voting Power 255,000 shares - 1.9% 6. Shared Voting Power 1,037,600 shares - 7.8% 7. Sole Dispositive Power 255,000 shares - 1.9% 8. Shared Dispositive Power 1,037,600 shares - 7.8%

9.	Aggregate Amount 1,037,600 shares - 7.8%
10.	Not Applicable
11.	Percent of Class Represented by Amount in row 9 7.8%

Item 1.	Name of Issuer

Mirenco, Inc. 206 May Street Radcliffe, IA 50230

Item 2.	(a)	Janet C. Glace

	(b)	24374 W Ave. Eldora, IA 50627

	(c)	United States

	(d)	Common Stock

	(e)	CUSIP Number: 604697102

Item 3.	Not Applicable

Item 4.

	(a)	Amount Beneficially Owned : 1,037,600

	(b)	Percent of Class: 7.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct vote – 255,000

		(ii)	Shared power to vote or direct the vote – 1,037,600

		(iii)	Sole power to dispose or to direct the disposition of – 255,000

		(iv)	Shared power to dispose or direct the disposition of – 1,037,600

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2004
Date

/s/ Janet C. Glace
signature

Janet C. Glace, an Individual
Name/Title